Exhibit 99.B13(b)

                              PURCHASE AGREEMENT


        CFB MarketWatch Funds (the "Company"), a Massachusetts trust with transferable shares, and Winsbury Associates, an Ohio partnership ("Winsbury Associates"), hereby agree with each other as follows:

        1. The Company hereby offers Winsbury Associates and Winsbury Associates hereby purchases 12,000 Class A-1 shares of beneficial interest in the Company at a price of $1.00 per share, and 3,700 Class B-1 shares, 1,000 Class C-1 shares, 3,700 Class D-1 shares and 400 Class E-1 shares at a price of $10.00 per share (collectively, the "Shares"). Winsbury Associates hereby acknowledges purchase of the Shares and the Company hereby acknowledges receipt from Winsbury Associates of funds in the amount of $100,000 in full payment for the Shares.

        2. Winsbury Associates represents and warrants to the Company that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

        3. Costs incurred by the Company in connection with its organization, registration and the initial public offering of Shares have been deferred and will be amortized over a period of twenty-four months from commencement of operations. In the event that any of the Shares purchased by Winsbury Associates hereunder are redeemed by any holder thereof during the period that the costs incurred by the Company in connection with its organization, registration and initial public offering are being amortized by the Company, the Company is authorized to reduce the redemption proceeds to cover any unamortized organizational expenses in the same proportion as the number of initial Shares of the class being redeemed bears to the number of initial Shares of such class outstanding at the time of redemption. If, for any reason, said reduction of redemption proceeds is not in fact made by the Company in the event of such a redemption, Winsbury Associates agrees to reimburse the Company immediately for any unamortized organizational expenses in the proportion stated above.

        4. The names "CFB MarketWatch Funds" and "Trustees of CFB MarketWatch Funds" refer respectively to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated June 4, 1992 which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and at the principal office of the Company. The obligations of "CFB MarketWatch Funds" entered into in the name or on behalf thereof by any of the trustees, representatives or

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agents are made not individually, but in such capacities, and are not binding upon any of the trustees, shareholders or representatives of the Company personally, but bind only the assets of the trust, and all persons dealing with any class of shares of the Company must look solely to the assets of the trust belonging to such class for the enforcement of any claims against the Company.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 15th day of January, 1993.


                                            CFB MARKETWATCH FUNDS


                                            By: /s/ Lora A. Oberlander
                                                ----------------------
                                            Title:   President
                                                   -------------------


                                            WINSBURY ASSOCIATES


                                            By: /s/ Kenneth B. Quintinz
                                                -----------------------
                                            Title:   Partner
                                                   --------------------